Filed pursuant to Rule 433

Registration File No. 333-153646

Supplementing the Base Prospectus

dated September 24, 2008

FOR IMMEDIATE RELEASE

Stanley Black & Decker, Inc. to Conduct Remarketing of

Floating Rate Convertible Notes due May 17, 2012

New Britain, CT – April 23, 2010 – Stanley Black & Decker, Inc. (NYSE: SWK) (“Stanley”) today announced that on May 10, 2010 it will conduct a remarketing of its Floating Rate Convertible Notes due May 17, 2012 (the “Convertible Notes”), which are currently outstanding in the aggregate principal amount of $320 million. The settlement of the remarketing and of the purchase contracts that are a component of Stanley’s Corporate Units originally issued on March 20, 2007 (the “Corporate Units”) will occur on May 17, 2010. Citi is acting as remarketing agent in the remarketing.

The conversion rate for the Convertible Notes is currently equal to 15.5121 shares per $1,000 principal amount of Convertible Notes (equivalent to a current conversion price of approximately $64.47 per share). The Convertible Notes are convertible, under certain circumstances, into cash and, at Stanley’s election and to the extent the volume weighted average price of the common stock exceeds the conversion price during the relevant observation period for the Convertible Notes, cash, shares of Stanley common stock or a combination thereof.

The notes currently bear interest at an annual rate (the “Current Interest Rate”) equal to 3-month LIBOR, reset quarterly, minus 3.500% (but not less than 0%). In connection with a remarketing, the spread on the interest rate on the Convertible Notes may be reset, but in no event will the reset rate of interest be less than the Current Interest Rate (which is currently 0%).

If the remarketing is successful, the proceeds of the remarketing of the Convertible Notes that are part of Corporate Units will provide the consideration necessary to fulfill the obligations of the holders of those Corporate Units under the related purchase contracts on May 17, 2010. Any remaining proceeds of such remarketed Convertible Notes will be paid on May 17, 2010 to the record holders of such Corporate Units as of the close of business on May 14, 2010.

The Convertible Notes that are a part of Corporate Units as of the close of business on May 7, 2010 will be remarketed in the remarketing unless the relevant Corporate Unit holder has validly elected to cash settle the purchase contracts. A notice will be sent by DTC to Corporate Unit holders by April 26, 2010 explaining the procedures to be followed in the remarketing.

To facilitate the remarketing, the Black & Decker guarantee (the “Guarantee”) of the Convertible Notes will be released in accordance with the terms of the indenture governing the Convertible Notes. The release of the Guarantee may adversely affect the credit rating of the Convertible Notes, which could adversely affect the market price of the Convertible Notes.

For additional information regarding the remarketing and the securities referenced herein, you may contact: Citigroup Global Markets Inc., the remarketing agent, at 212-723-7367.

This press release does not constitute an offer to sell or a solicitation of an offer to buy nor shall there be any sales of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

About Stanley Black & Decker

Stanley Black & Decker, an S&P 500 company, is a diversified global provider of hand tools, power tools and related accessories, mechanical access solutions and electronic security solutions, engineered fastening systems, and more. Learn more at www.stanleyblackanddecker.com.

Contact:	Stanley Black & Decker
Kate White, 860-827-3833
Director, Investor Relations
kate.white@swkbdk.com

Stanley has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and the other documents Stanley has filed with the SEC for more complete information about Stanley and the offering. You may get these documents for free by visiting EDGAR on the SEC’s website at http://www.sec.gov. Alternatively, copies may be obtained from Citigroup Global Markets Inc., Attention: Prospectus Department, Brooklyn Army Terminal, 140 58th Street, 8th Floor, Brooklyn, NY 11220 or by calling toll-free at 1-877-858-5407.